Exhibit 99.2

Minutes No. 381

The meeting of the Supervisory Committee of Central Puerto S.A. (the “Company”) was held on November 11, 2019, in the City of Buenos Aires, with the presence of the SupervisoryCommittee’s members César Halladjian, Eduardo Erosa and Juan Nicholson. At 3 p.m., the meeting commenced and the only item on the agenda was open for discussion: 1. CONSIDERATION OF THE CONSOLIDATED INCOME STATEMENT, THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, THE CONSOLIDATED BALANCE SHEET, THE CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, THE CONSOLIDATED STATEMENT OF CASH FLOWS, COMPLEMENTARY NOTES, THE SEPARATE INCOME STATEMENT, THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME, THE SEPARATE BALANCE SHEET, THE SEPARATE STATEMENT OF CASH FLOWS, THE REPORTING SUMMARY AND ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS – ARTICLE 12, TITLE IV, CHAPTER III OF THE REGULATIONS SET FORTH BY THE ARGENTINE SECURITIES COMMISSION (N.T. 2013), FOR THE PERIOD ENDED SEPTEMBER 30, 2019. Mr. Halladjian took the floor and stated that the Supervisory Committee had the obligation to issue a report on the Company’s Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Changes in Shareholders’ Equity, Consolidated Statement of Cash Flows, Complementary Notes, Separate Income Statement, Separate Statement of Comprehensive Income, Separate Balance Sheet, Separate Statement of Cash Flows, Reporting Summary and Additional Information to the Notes to the Financial Statements –Article 12, Title IV, Chapter III of the Regulations set forth by the Argentine Securities Commission (N.T., 2013), for the period ended September 30, 2019. After a brief exchange of ideas, and having considered the Board of Directors’ clarifications, the members of the Supervisory Committee unanimously DECIDED to approve the Supervisory Committee’s Report which is transcribed below, and to delegate the task of signing the document to Mr. Cesar Halladjian.

SUPERVISORYCOMMITTEE’S REPORT

To CENTRAL PUERTO S.A.’s Shareholders

Introduction

1. Pursuant to the regulations set forth in Section 5, Article 294 of the Argentine Companies Law No. 19950 as amended (the, “Argentine Companies Law”) and the Rules set forth by the Buenos Aires Stock Exchange for the ‘Authorization, Suspension, Withdrawal and Cancelation of the listing of Securities’ (BCBA’s Listing Rules), we have examined the separate and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, statements which are attached herein and which include the following: (a) the separate and consolidated balance sheets as at September 30, 2019, (b) the separate and consolidated income statements and separate and consolidated statements of comprehensive income for the nine-month periods ended September 30, 2019, the consolidated statement of changes in shareholders’ Equity, and the separate and consolidated statements of cash flows for the nine-month period ended in the mentioned date, and (c) a summary of the relevant accounting policies and more explanatory information. In addition, we have examined the corresponding Additional Information to the Notes to the Financial Statements –Article 12, Title IV, Chapter III of the Regulations set forth by the Argentine Securities Commission (CNV, N.T. 2013), the submission of which is not required by the International Financial Reporting Standards adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting rules, and which the Argentine Securities Commission added to its regulations after the IFRS had been approved by the International Accounting Standards Board (IASB). The above-mentioned documents are the responsibility of the Company’s Board of Directors in the execution of its exclusive duties.

Scope of our work

2. Our work consisted in verifying that the information contained in the mentioned financial statements was consistent with the information about the Company’s decisions stated in the Minutes, and that those decisions complied with the law and the bylaws, both regarding formal and documentary requirements. To perform this task, we have taken into account the reports issued by external auditor Germán E. Cantalupi, member of the firm Pistrelli, Henry Martin y Asociados S.R.L. The reports, dated November 11, 2019 were issued in compliance with the International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the International Auditing and Assurance Standards Board (IAASB). We have not performed any management control, and therefore, we have not assessed the business decisions regarding management, financing, commercialization and production or their bases, since it is the Board who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an assessment regarding those documents and does not extend to facts, acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Supervisory Committee during the execution of its duties. We consider that our work and the external auditor's report are a reasonable ground on which we can base our report.

Conclusion

3. Based on our review and on the reports dated November 11, 2019, mentioned in the first paragraph and issued by Accountant Germán E. Cantalupi as member of the firm Pistrelli, Henry Martin y Asociados S.R.L., nothing caught our attention to make us believe that the consolidated financial statements for the interim period were not prepared in compliance with the relevant regulations set forth in the Argentine Companies Act, the Argentine Securities Commission (CNV) and the IAS 34.

Report on other legal and regulatory requirements

4. Pursuant to current regulations, we inform that:

a) The Consolidated and the Separate Financial Statements mentioned in the first paragraph result from accounting records kept in compliance with current legal regulations.

b) The Consolidated and the Separate Financial Statements mentioned in the first paragraph are recorded on the Inventory and Balance Book and were made, as far as we are concerned, in compliance with the Argentine Companies Act and with the relevant resolutions made by the Argentine Securities Commission (CNV).

c) We have read the “Reporting Summary for the periods ended on September 30, 2019 and 2018” and the Additional Information to the Notes to the Consolidated Financial Statements required by Article 12, Chapter III, Title IV of the Regulations set forth by the Argentine Securities Commission (N.T. 2013), and as per our scope of work, we have no remarks regarding those documents.

d) It is expressly stated for the record that we have acted pursuant to the regulations set forth in Article 294 of the Argentine Companies Act that were deemed necessary considering the circumstances, in order to verify that the Company’s governing bodies had complied with the rules set forth in the Argentine Companies Act, the Company’s bylaws and the shareholders’ decisions. We have no remarks regarding this matter.

City of Buenos Aires,	Representing the Supervisory Committee
November 11, 2019	CÉSAR HALLADJIAN
Statutory Auditor

There being no further business to come before the meeting, the meeting was adjourned at 3.30 p.m.

  Eduardo Erosa        César Halladjian        Juan Nicholson

2